   Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regional Health Properties, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-184462 and No. 333-177531 on Form S-8 of Regional Health Properties, Inc. of our report dated April 13, 2018, with respect to the consolidated balance sheets of Regional Health Properties, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Regional Health Properties, Inc.

/s/ KPMG LLP

Atlanta, Georgia
April 16, 2018